June 6, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RenaissanceRe Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-14428

Dear Mr. Rosenberg:

Set forth below are the responses of RenaissanceRe Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”) contained in your letter dated May 9, 2013 to Jeffrey D. Kelly, Executive Vice President and Chief Financial Officer of the Company.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response.

Notes to Consolidated Financial Statements

Note 11. Variable Interest Entities, page F-56

1.
Comment: Please provide us proposed disclosure to be included in future filings for the requirements of ASC 810-10-50-12. Please provide us an analysis with reference to authoritative guidance supporting your conclusion that Tim Re III is a VIE and that the Company is the primary beneficiary.

Response: Please see attached Exhibit A for the proposed disclosure to be included in the Company’s 2013 Form 10-K that addresses the requirements of ASC 810-10-50-12.

Below is an analysis with reference to the authoritative guidance supporting our conclusion that Timicuan Reinsurance III Limited (“Tim Re III”) is a variable interest entity (“VIE”) and that the Company is the primary beneficiary.

Tim Re III is licensed as a special purpose insurer (“SPI”) in Bermuda and provides collateralized property catastrophe excess of loss reinsurance against hurricanes and other natural and manmade catastrophes.  Tim Re III is a minority-owned subsidiary of Renaissance Other Investment Holdings Ltd. (“ROIHL”), a wholly owned subsidiary of the Company.  Tim Re III was incorporated on May 11, 2012 and was capitalized with a $1,000 Class A share (one share authorized and outstanding, par value $1,000) which was contributed by ROIHL.  The Class A voting share is entitled to a special dividend (profit commission) based on the underwriting profit, if any, of the subject reinsurance business

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
June 6, 2013

written by Tim Re III and the investment earnings on the Class A capital. The special dividend is required to be paid prior to the payment of any Class B dividends or any share repurchases.

On June 1, 2012, Tim Re III issued Class B non-voting common shares at an aggregate purchase price of $55.0 million which were purchased by ROIHL and third party investors.  ROIHL invested $10.3 million for an 18.6% ownership of the Class B shares and the third party investors invested $44.7 million for an 81.4% ownership of the Class B shares.  The Class B shares have a 100% economic interest in the profits and losses of Tim Re III, after deducting the Class A special dividend.  In addition, Renaissance Underwriting Managers, Ltd. (“RUM”), a wholly owned subsidiary of the Company, manages Tim Re III and is entitled to reimbursement for any direct expenses paid on behalf of Tim Re III.

The Company reviewed Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic Consolidation (“ASC 810”) to determine if Tim Re III is a VIE and, if so, if the Company is the primary beneficiary.  In accordance with ASC 810-10-15, the Company determined that Tim Re III does not qualify for one of the various scope exceptions to the VIE consolidation’s accounting model, including the business scope exception, and therefore the Company evaluated Tim Re III to determine if it is considered a VIE.  In accordance with ASC 810-10-15-14, the Company determined that Tim Re III is a VIE as it has insufficient equity capital to finance its activities without additional financial support.  In coming to this conclusion, the Company considered the capital structure of Tim Re III which is limited to $1,000 of GAAP equity capital.  The $1,000 of GAAP equity capital is comprised of the Class A share, which is legal form equity and has 100% of the voting rights of Tim Re III, but does not participate in the profits and losses of Tim Re III and therefore does not qualify as an equity investment at risk under ASC 810-10-15-14.  The Class B shares, which are legal form equity, are entitled to the profits and losses of Tim Re III, after deducting the special dividend on the Class A share (profit commission) and direct expenses paid to RUM, but are not considered equity capital under GAAP, and therefore cannot be considered in the determination of sufficient equity capital to finance Tim Re III’s activities.  In accordance with FASB ASC Topic Financial Services – Insurance, the Class B shares are accounted for as prospective reinsurance under GAAP and are currently reflected on Tim Re III’s balance sheet as a liability.  Given the lack of equity capital, the Company determined that Tim Re III is a VIE as it has insufficient equity capital to finance its activities without additional financial support.

In accordance with ASC 810-10-25-38, the Company concluded that it was the primary beneficiary of Tim Re III due to the fact that the Company has both the power to direct the activities of Tim Re III that most significantly impact Tim Re III’s financial performance and the obligation to absorb losses, or the right to receive benefits, in accordance with ASC 810-10-25-38, from Tim Re III that could potentially be significant to Tim Re III.  The Company has 100% of the voting rights of Tim Re III and controls all of the financial and underwriting decisions made by Tim Re III.  In addition, through the Company’s 100% ownership of the Class A share, which entitles the Company to a special dividend (profit commission), its

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
June 6, 2013

18.6% ownership in the Class B shares, and the reinsurance agreements between Renaissance Reinsurance Ltd., a wholly-owned subsidiary of the Company, and DaVinci Reinsurance Ltd., a partially owned, but consolidated subsidiary of the Company, and Tim Re III, the Company concluded that it had the obligation to absorb losses of Tim Re III and the right to receive benefits from Tim Re III, in accordance with ASC 810-10-25-38, that could be potentially significant to Tim Re III. As a result, the Company determined that it should consolidate Tim Re III and eliminate all significant inter-company transactions with Tim Re III.

Note 18. Statutory Requirements, page F-71

2.	Comment: Please provide us proposed disclosure to be included in future filings to address the following:

● Disclose statutory net income or loss for each of the three years that a statement of operations is presented in your financial statements. Refer to Rule 7-03.23(c).

●
Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise tell us how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

●
Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by RenaissanceRe Holdings Ltd. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

● Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

Response: Please see attached Exhibit B for the proposed disclosure to be included in the Company’s 2013 Form 10-K that addresses the above comments and requirements.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
June 6, 2013

Please do not hesitate to contact the undersigned at (441) 295-4513 with any further questions or comments.

Very truly yours,

/s/ Jeffrey D. Kelly

Jeffrey D. Kelly, Executive Vice President and Chief Financial Officer

Enclosures

cc:	Mary Mast, Senior Staff Accountant, Division of Corporation Finance
Vanessa Robertson, Staff Accountant, Division of Corporation Finance
Mark A. Wilcox, Senior Vice President, Chief Accounting Officer and Corporate Controller, RenaissanceRe Holdings Ltd.
Stephen H. Weinstein, Senior Vice President, General Counsel and Secretary, RenaissanceRe Holdings Ltd.
Robert B. Stebbins, Partner, Willkie Farr & Gallagher LLP

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
June 6, 2013

Exhibit A

NOTE 11. VARIABLE INTEREST ENTITIES

Effective January 1, 2012, the Company formed and launched a managed joint venture, Upsilon Reinsurance Ltd. (“Upsilon Re”), a Bermuda domiciled special purpose insurer (“SPI”), to provide additional capacity to the worldwide aggregate and per-occurrence retrocessional property catastrophe excess of loss market for the 2012 underwriting year.  The original business was written by ROE, a wholly owned subsidiary of RenaissanceRe, and included $37.4 million of gross premiums written incepting between January 1, 2012 and June 1, 2012.  A portion of this business was in turn ceded to Upsilon Re under a fully-collateralized retrocessional reinsurance contract, effective January 1, 2012.  In conjunction with the formation and launch of Upsilon Re, $16.8 million of non-voting Class B shares were sold to external investors, and the Company invested $48.8 million in Upsilon Re's non-voting Class B shares, representing a 74.5% ownership interest in Upsilon Re.  The Class B shareholders participate in substantially all of the profits or losses of Upsilon Re while the Class B shares remain outstanding.  The holders of Class B shares indemnify Upsilon Re against losses relating to insurance risk and therefore these shares have been accounted for as prospective reinsurance under FASB ASC Topic Financial Services - Insurance.  In addition, another third party investor supplied $17.6 million of capital through a reinsurance participation (a third party quota share agreement) with ROE alongside Upsilon Re.  Inclusive of the reinsurance participation, the Company has a 61.4% participation in the original risks assumed by ROE.  Both Upsilon Re and the reinsurance participation are managed by RUM in return for an expense override.  Through RUM, the Company is eligible to receive a potential underwriting profit commission in respect of Upsilon Re.

Effective June 1, 2012, the Company formed and launched a managed joint venture, Timicuan Reinsurance III Limited (“Tim Re III”), a Bermuda domiciled SPI, to provide collateralized reinsurance in respect of a portfolio of Florida reinstatement premium protection (“RPP”) contracts.  The original business was written by Renaissance Reinsurance and DaVinci, and included $41.1 million of gross premiums written incepting June 1, 2012 and Renaissance Reinsurance and DaVinci ceded $37.7 million to Tim Re III under a fully-collateralized reinsurance contract.  In conjunction with the formation and launch of Tim Re III, $44.8 million of non-voting Class B shares were sold to external investors.  Additionally, $10.3 million of the non-voting Class B shares were acquired by the Company, representing an 18.6% ownership interest in Tim Re III.  The Class B shareholders participate in substantially all of the profits or losses of Tim Re III while the Class B shares remain outstanding.  The holders of Class B shares indemnify Tim Re III against losses relating to insurance risk and therefore these shares have been accounted for as prospective reinsurance under FASB ASC Topic Financial Services - Insurance.  In addition, another third party investor supplied $5.2 million of capital through a reinsurance participation with Renaissance Reinsurance and DaVinci, alongside Tim Re III.  Inclusive of the reinsurance participation, the Company has a 17.1% participation in the original risks assumed by Renaissance Reinsurance and DaVinci related to Tim Re III.  Through RUM,

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
June 6, 2013

the Company is eligible to receive a potential underwriting profit commission in respect of Tim Re III.

Upsilon Re and Tim Re III are both considered VIEs as they each have insufficient equity capital to finance their activities without additional financial support.  The Company is the primary beneficiary of Upsilon Re and Tim Re III as it: (i) has the power over the activities that most significantly impact the economic performance of Upsilon Re and Tim Re III and (ii) has the obligation to absorb the losses, and right to receive the benefits, in accordance with the accounting guidance, that could be significant to Upsilon Re or Tim Re III, respectively.  As a result, the Company consolidates Upsilon Re and Tim Re III and all significant inter-company transactions have been eliminated.  The Company has not provided financial or other support to either Upsilon Re or Tim Re III during the periods presented by these consolidated financial statements that was not contractually required to be provided.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
June 6, 2013

Exhibit B

NOTE 18.  STATUTORY REQUIREMENTS

The Company’s (re)insurance operations are subject to insurance laws and regulations in the jurisdictions in which they operate, the most significant of which currently include Bermuda and the U.K.  These regulations include certain restrictions on the amount of dividends or other distributions, such as loans or cash advances, available to shareholders without prior approval of the insurance regulatory authorities.

The actual statutory capital and surplus, required statutory capital and surplus and restricted net assets of our regulated insurance operations in our most significant regulatory jurisdictions are detailed below:

	Bermuda		U.K. (1) (2)
At December 31,	2013	2012	2013	2012
Actual statutory capital and surplus	$ XXX,XXX	$3,061,736	$ XXX,XXX	$293,519
Required statutory capital and surplus	XXX,XXX	554,809	XXX,XXX	293,519
Restricted net assets	XXX,XXX	784,693	XXX,XXX	-

(1)
With respect to actual and required statutory capital and surplus, and as described below, underwriting capacity of a member of Lloyd's must be supported by providing a deposit in the form of cash, securities or letters of credit, which are referred to as Funds at Lloyd's ("FAL").  The FAL is determined by Lloyd's and is based on Syndicate 1458's solvency and capital requirements as calculated through its internal model.

(2)
Syndicate 1458 does not hold assets per se, but is capitalized by its FAL.  As such, restricted net assets is not applicable to Syndicate 1458, however, the Company can make an application to obtain approval from Lloyd’s to have funds released to RenaissanceRe from Syndicate 1458, subject to passing a Lloyd’s release test.

Statutory net income (loss) of our regulated insurance operations in our most significant regulatory jurisdictions are detailed below:

	Statutory Net Income (Loss)
	Bermuda	U.K.
Year ended December 31, 2013	$ XXX,XXX	$ XX,XXX
Year ended December 31, 2012	693,887	(10,967)
Year ended December 31, 2011	(44,327)	(33,442)

The difference between statutory financial statements and statements prepared in accordance with  GAAP vary by jurisdiction; however, a primary difference is that for the Company’s regulated entities the statutory financial statements do not reflect deferred acquisition costs.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
June 6, 2013

The Company does not currently have any U.S. based insurance subsidiaries that would be subject to statutory accounting practices as defined by the National Association of Insurance Commissioners.  In addition, none of the Company’s insurance subsidiaries used permitted practices that prevented the trigger of a regulatory event during the years ended December 31, 2013 and 2012.

Bermuda-Based Insurance Entities

Under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda (the “Insurance Act”), certain subsidiaries of the Company are required to prepare statutory financial statements and to file in Bermuda a statutory financial return.  The Insurance Act also requires these Bermuda insurance subsidiaries of the Company to maintain certain measures of solvency and liquidity.

Under the Insurance Act, RenaissanceRe Specialty Risks Ltd. (“RenaissanceRe Specialty Risks”), formerly known as Glencoe Insurance Ltd., is defined as a Class 3A insurer, and Renaissance Reinsurance and DaVinci are classified as Class 4 insurers, and therefore must maintain capital at a level equal to its enhanced capital requirement (“ECR”) which is established by reference to the Bermuda Solvency Capital Requirement (“BSCR”) model.  The BSCR is a mathematical model designed to give the Bermuda Monetary Authority (“BMA”) robust methods for determining an insurer's capital adequacy.  Underlying the BSCR is the belief that all insurers should operate on an ongoing basis with a view to maintaining their capital at a prudent level in excess of the minimum solvency margin otherwise prescribed under the Insurance Act.  Alternatively, under the Insurance Act, insurers may, subject to the terms of the Insurance Act and to the BMA's oversight, elect to utilize an approved internal capital model to determine regulatory capital. In either case, the ECR shall at all times equal or exceed the respective Class 3A and Class 4 insurer's Minimum Solvency Margin and may be adjusted in circumstances where the BMA concludes that the insurer's risk profile deviates significantly from the assumptions underlying its ECR or the insurer's assessment of its risk management policies and practices used to calculate the ECR applicable to it.  While not specifically referred to in the Insurance Act, the BMA has also established a target capital level (“TCL”) for each Class 3A and Class 4 insurer equal to 120% of its respective ECR.  While a Class 3A and Class 4 insurer is not currently required to maintain its statutory capital and surplus at this level, the TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will likely result in increased BMA regulatory oversight.

Class 3A and Class 4 insurers are prohibited from declaring or paying any dividends if in breach of the required Minimum Solvency Margin or Minimum Liquidity Ratio (the “Relevant Margins”) or if the declaration or payment of such dividend would cause the insurer to fail to meet the Relevant Margins. Where an insurer fails to meet its Relevant Margins on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the prior approval of the BMA.  Further, a Class 4 insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
June 6, 2013

capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit stating that it will continue to meet its Relevant Margins.  Class 3A and Class 4 insurers must obtain the BMA's prior approval for a reduction by 15% or more of the total statutory capital as set forth in its previous year's financial statements. These restrictions on declaring or paying dividends and distributions under the Insurance Act are in addition to the solvency requirements under the Companies Act which apply to all Bermuda companies.

The Company is currently completing its 2013 Bermuda-based statutory filings for Renaissance Reinsurance, DaVinci and RenaissanceRe Specialty Risks, which must be filed with the BMA on or before April 30, 2014, and at this time, the Company believes each of Renaissance Reinsurance, DaVinci and RenaissanceRe Specialty Risks will exceed the target level of required statutory capital.

For the years ended December 31, 2013 and 2012, Renaissance Reinsurance submitted applications to the BMA, and received approval, to exempt it from recording and recognizing certain third party guarantees as statutory liabilities and corresponding reductions of statutory capital and surplus for purposes of filing its statutory financial statements.  The maximum monetary impact of including the third party guarantees in Renaissance Reinsurance’s statutory financial statements for the year ended December 31, 2013 would be an increase to statutory liabilities of $XXX.X million (2012 - $113.0 million), and a corresponding decrease to statutory capital and surplus.  If these amounts were to be included in Renaissance Reinsurance’s statutory financial statements, Renaissance Reinsurance would still exceed the required measures of solvency and liquidity, and the target level of required statutory capital, as discussed above.

In addition, RenaissanceRe Specialty Risks is also eligible as an excess and surplus lines insurer in a number of states in the U.S. and under the various capital and surplus requirements in these states is required to maintain a minimum amount of capital and surplus.  In this regard, the declaration of dividends from retained earnings and distributions from additional paid-in capital may be limited to the extent that the applicable above requirements are not met.  The Company does not consider these requirements to be material.

U.K.-Based Syndicate 1458

RenaissanceRe CCL and Syndicate 1458 are subject to oversight by the Council of Lloyd's.  RSML is subject to regulation by the Financial Services Authority (“FSA”) under the Financial Services and Markets Act 2000.  Underwriting capacity of a member of Lloyd's must be supported by providing a deposit in the form of cash, securities or letters of credit, which are referred to as FAL.  This amount is determined by Lloyd's and is based on Syndicate 1458's solvency and capital requirement as calculated through its internal model.  In addition, if the FAL are not sufficient to cover all losses, the Lloyd's Central Fund provides an additional level of security for policyholders.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
June 6, 2013

Dividend Restrictions of RenaissanceRe

As a Bermuda-domiciled holding company, RenaissanceRe has no operations of its own and its assets consist primarily of investments in subsidiaries.  Accordingly, RenaissanceRe’s future cash flows largely depend on the availability of dividends or other statutorily permissible payments from subsidiaries.  The ability to pay such dividends is limited by the applicable laws and regulations of the various countries and states in which these subsidiaries operate, including, among others, Bermuda, the U.S., the U.K. and Ireland.  RenaissanceRe’s ability to pay dividends and distribute capital to shareholders is limited by the Bermuda Companies Act 1981, insofar as after the payment, RenaissanceRe must still be able to pay its liabilities as they come due and the realizable value of its assets must be greater than its liabilities.  At December 31, 2013, $X.X billion of RenaissanceRe’s retained earnings would be unrestricted and available for payment of dividends or distribution to shareholders of RenaissanceRe (2012 - $2.3 billion).

Multi-Beneficiary Reinsurance Trusts

Effective March 15, 2011, each of Renaissance Reinsurance and DaVinci was approved as a Trusteed Reinsurer in the state of New York and established a multi-beneficiary reinsurance trust (“MBRT”) to collateralize its (re)insurance liabilities associated with U.S. domiciled cedants.  The MBRTs are subject to the rules and regulations of the state of New York and the respective deed of trust, including but not limited to certain minimum capital funding requirements, investment guidelines, capital distribution restrictions and regulatory reporting requirements.  Assets held under trust at December 31, 2013 with respect to the MBRTs totaled $XXX.X million and $XXX.X million for Renaissance Reinsurance and DaVinci, respectively (2012 – $508.7 million and $180.1 million, respectively), compared to the minimum amount required under U.S. state regulations of $XXX.X million and $XXX.X million, respectively (2012 – $494.9 million and $169.1 million, respectively).

Multi-Beneficiary Reduced Collateral Reinsurance Trusts

Effective December 31, 2012, each of Renaissance Reinsurance and DaVinci was approved as an Accredited Reinsurer in the state of New York and established a multi-beneficiary reduced collateral reinsurance trust (“RCT”) to collateralize its (re)insurance liabilities associated with U.S. domiciled cedants in certain states where Renaissance Reinsurance or DaVinci are approved as an Accredited Reinsurer, thereby providing for a reduction in collateral requirements to 20% of the net outstanding insurance liabilities.  The RCTs are subject to the rules and regulations of the state of New York and the respective deed of trust, including but not limited to certain minimum capital funding requirements, investment guidelines, capital distribution restrictions and regulatory reporting requirements.  Assets held under trust at December 31, 2013 with respect to the RCTs totaled $XX.X million and $XX.X million for Renaissance Reinsurance and DaVinci, respectively (2012 - $11.0 million and $11.0 million, respectively), compared to the minimum amount required under U.S. state regulations of $XX.X million and $XX.X million, respectively (2012 - $10.0 million and $10.0 million, respectively).